UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                         For the month of: December 2007

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F |X|                      Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes       |_|                      No        |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On December 21, 2007, Zarlink Semiconductor Inc. issued a press release announcing that it was notified by NYSE Regulation, Inc. that it was not in compliance with one of the New York Stock Exchange continued listing requirements, due to the fact that the average closing price of Zarlink's common shares was less than $1.00 over a consecutive 30-trading day period.

On December 24, 2007, Zarlink Semiconductor Inc. filed with the Canadian securities regulatory authorities a Material Change Report on Form 51-102F3 reporting the above noted event.

A copy of this press release and a related Material Change Report are being furnished as Exhibits 99.1 and 99.2 to this report and are incorporated herein by reference.

Exhibit No.       Description
-----------       -----------
  99.1            Press release dated December 21, 2007
  99.2            Material Change Report dated December 24, 2007

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Zarlink Semiconductor Inc.

Dated: December 24, 2007                             By: /s/ Scott Milligan
                                                         -----------------------
                                                         Scott Milligan
                                                         Chief Financial Officer